MORRIS MANNING & MARTIN, LLP
                             3343 PEACHTREE ROAD
                         1600 ATLANTA FINANCIAL CENTER
                           ATLANTA, GEORGIA   30326
                               (404) 233-7000
                            (404) 365-9532 (Fax)

                             November 10, 2004


VIA EDGAR
---------

Securities and Exchange Commission
Main Filing Desk
450 Fifth Street, NW
Washington, D.C.  20549

     Re:   Hometown Community Bancshares, Inc.
           Registration Statement on Form S-1 (File No. 333-118982)
           - Request for Acceleration

Ladies and Gentlemen:

     On behalf of our client, Hometown Community Bancshares, Inc. (the "Company"), enclosed for filing is the Company's request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the "Act"), for the acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-118982) (the "Registration Statement") to immediate effectiveness on November 10, 2004 at 5:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable. Please acknowledge receipt of this filing via the EDGAR postmaster.

     If you have any questions, please give me a call at (404) 233-7000, ext. 7651.

                                   Very truly yours,

                                   MORRIS, MANNING & MARTIN, LLP


                                   /s/ Larry W. Shackelford
                                   Larry W. Shackelford


cc: William Friar, Division of Corporation Finance, Senior Financial Analyst Donald Walker, Senior Assistant Chief Accountant
     C. Sean Childers